Exhibit 99.1

Origin Agritech Announces Management Change

BEIJING--(BUSINESS WIRE)--July 14, 2011--Origin Agritech Limited (NASDAQ:SEED) (“Origin” or the “Company”), a technology-focused supplier of crop seeds and agricultural products in China today provided an update on its management team.

Mr. Irving Kau, Acting Chief Financial Officer (CFO), has decided to join Global Hunter Securities LLC. The Company is in the process of selecting a suitable candidate to serve as CFO. Irving will remain as the Interim CFO during the transition period.

Mr. Kau joined Origin in 2005 and was later promoted to Acting CFO in 2009. He has also spearheaded the international licensing program for domestic technology and led the due diligence process for cross-border merger and acquisition (M&A) transactions. Irving played a critical role in capital raises with strategic investors, which enabled Origin’s subsequent expansion.

“Irving has provided significant contributions to Origin’s success over the past six years and we wish him all the best in his new position,” said Dr. Gengchen Han, Chairman of Origin. “We are also very excited about the potential CFO candidates. As the premium brand and an emerging leader in the genetically modified organism (GMO) Chinese seed market, we remain fully committed to the highest-quality seed and agricultural products. As a US listed company, we remain committed to the highest levels of transparency and corporate governance.”

Mr. Irving Kau commented, “I am very proud to have participated in the growth of Origin where we are developing unique genetically modified crop seed technologies and supporting China’s roadmap to achieve a higher quality, long-term food supply. After almost six years of valuable corporate management experience, I look forward to bringing my experience to help more companies in China by returning to my industry roots.”

Origin reiterated its revenue guidance for FY 2011 in the range of RMB 600 million to RMB 650 million.

About Origin

Founded in 1997 and headquartered in Beijing, Origin Agritech Limited (NASDAQ GS: SEED) is China’s leading, vertically integrated agricultural biotechnology company specializing in research, development and production to supply food to the growing populations of China. Origin develops, grows, processes, and markets high-quality, hybrid crop seeds to farmers throughout China and parts of Southeast Asia via a network of approximately 3,800 first-level distributors and 65,000 second-level distributors and retailers, and it possesses a pipeline of genetically modified seed products including glyphosate resistant corn and Bt Corn. The first genetically modified corn seed product for China, Phytase Corn, was approved in November 2009 for which Origin possesses exclusive rights. For further information, please log on to www.originagritech.com.

About Global Hunter Securities LLC

Global Hunter Securities is a full-service investment bank focusing on the Energy, China, Healthcare and Metals & Mining sectors. Global Hunter provides insightful research, innovative capital raising and financial advisory services supported by sales and trading staff with worldwide reach. In 2010, Global Hunter completed 33 transactions, totaling approximately $4.7 billion in aggregate value.

Forward Looking Statement

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F to be filed. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

CONTACT:
Origin Agritech Limited
Irving Kau, 949-878-8505 or 011.86.136.8108.0243
Interim Chief Financial Officer
Irving.kau@originseed.com.cn
or
Grayling
Shiwei Yin, 646-284-9474
Shiwei.yin@grayling.com